Federated Funds

Fidelity Bond Filing

Contents of Submission:

1)(a) Copy of the Chubb Financial Institution Investment Company AssetProtection Bond (“Bond”) received on November 9, 2007 for filingas required by Rule 17g-1(g)(1)(B)(i);*

  (b)   Copy of the Great American Insurance Company Excess Follow FormCertificate (“Bond”) received on December 27, 2007 for filing asrequired by Rule 17g-1(g)(1)(B)(i);

  (c)    Copy of the St. Paul Fire and Marine Insurance Company ExcessFollow Form(“Bond”) received on March 12, 2008 for filing asrequired by Rule 17g-1(g)(1)(B)(i);

  (d)    Copy of the National Union Fire Insurance Company of Pittsburgh,PA Follow Form Bond (“Bond”) received on March 20, 2008 forfiling as required by Rule 17g-1(g)(1)(B)(i);

2)        Copy of the resolutions of the Executive Committee of theFederated Funds unanimously approving the amount, type, form andcoverage of the Bond, and the portion of the premium to be paid by such company as required by Rule 17g-1(g)(1)(B)(ii);*

3)           Copy of a statement showing the amount of the single insured bondwhich the investment company would have provided and maintainedhad it not been named as an insured under a joint insured bond as required by Rule 17g-1(g)(1)(B)(iii);*

4)           As required by Rule 17g-1(g)(1)(B)(iv), the period for whichpremiums have been paid is October 1, 2007 to October 1, 2008;and

5)           Copy of the agreement between the Investment company and all ofthe other named insureds as required by Rule 17g-1(g)(1)(B)(v).**

*  Incorporated by reference to the Fidelity Bond filing submitted on November 15, 2007.

** Incorporated by reference to the Fidelity Bond filing submitted on December 12, 2007.

FIDELITY/CRIME DIVISION

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number:                                FS 234-61-50- 00

Name and Address of Insured:                                                                Federated Investors, Inc.
1001 Liberty Avenue
Pittsburgh, PA 15222

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a)	Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and
(b)	for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected the full amount of the expressed limit of the Underlying Carrier’s (s) liability.

ITEM 1. BOND PERIOD: from 12:01 a.m. on 10/01/2007 to 12:01 a.m. on 10/01/2008
(inception)                                     (expiration)

ITEM 2. LIMIT OF LIABILITY AT INCEPTION: $10,000,000 single loss - Fidelity, Premises, Transit, Forgery or Alteration, Securities, Counterfeit Currency, Threat to Person, Computer Systems, Extended Computer, Telefacsimile.

ITEM 3. UNDERLYING COVERAGE:
A)                                                CARRIER:                        Federal Insurance Company
LIMIT:                                          $15,000,000 single loss subject to a $250,000 deductible
BOND NUMBER:                                          8194-80-05
BOND PERIOD:                                          10/01/2007 — 10/01/2008

ITEM 4. Coverage provided by this Bond is subject to the following attached Rider(s): N/A
ITEM 5. By acceptance of this Bond, you give us notice canceling prior Bond No. N/A, the cancellation to be effective at the same time this Bond becomes effective,

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Attorney-in-Fact of the UNDERWRITER this    16th  day of   November  , 2007.

THE GREAT AMERICAN INSURANCE COMPANY

By: /s/ Frank J. Scheckton, Jr.
(Attorney-in-Fact)

Excess Follow Form Certificate
10/2007 ed.

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

☒ ST. PAUL FIRE AND MARINE INSURANCE COMPANY
☐ ST. PAUL MERCURY INSURANCE COMPANY
☐ ST. PAUL GUARDIAN INSURANCE COMPANY
          A Capital Stock Company

EXCESS FOLLOW FORM
TRAVELERS FORM

DECLARATIONS:                                                                                               Excess Follow Form Number: 490PB1688
The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1.                Named Insured
Federated Investors, Inc.
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222
(herein called Insured).
__________
Item 2.                Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on
October 1, 2007 and expire at 12:01 A.M. on October 1, 2008 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3.                Single Loss Limit of Liability:                                                            $8,333,333 P/O $25,000,000

Item 4.                Aggregate Limit o fLiability:                                                            $8,333,333 P/O $25,000,000

Item 5.               Schedule of Underlying Insurance:

(A)           1.                                                  Underlying Insurer:                                           Federated Insurance Company

2.                                                      Bond or Policy Number:                                           8194-80-05
3.                                                      Bond or Policy Period:                                           From:  October 1, 2007      To:  October 1, 2008
4.                                                      Limit of Liability:
Single Loss Limit of Liability                                                            $15,000,000
Aggregate Limit of Liability                                                  $15,000,000
5.                                                      Single Loss Deductible:                                           $15,000,000
$250,000

(B)           1. Underlying Insurer:                                                  Great American Insurance Companies

2.                                                      Bond or Policy Number:                                           FS234-61-50-00
3.                                                      Bond or Policy Period:                                           From:  October 1, 2007      To:  October 1, 2008
4.                                                      Limit of Liability:
Single Loss Limit of Liability                                                            $10,000,000
Aggregate Limit of Liability                                                  $10,000,000

(C)           1. Underlying Insurer:                                                  National Union Fire Insurance Company
Of Pittsburgh, PA
2.                                                      Bond or Policy Number:                                           002593293
3.                                                      Bond or Policy Period:                                           From:  October 1, 2007      To:  October 1, 2008
4.                                                      Limit of Liability:
Single Loss Limit of Liability                                                            16.66M PO 25M
Aggregate Limit of Liability                                                  16.66M PO 25M

XS100 Ed. 5-05
© 2005 The Travelers Companies, Inc. Page 1 of 5

(D) 1. Underlying Insurer:
2.                                                      Bond or Policy Number:
3.                                                      Bond or Policy Period: From:                                                      To:
4.                                                      Limit of Liability:
Single Loss Limit of Liability
Aggregate Limit of Liability

Item 6.	Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $25, 000, 000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form,

Item 7.	Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period

The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is 25,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8.	Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer’s Name:	Federal Insurance Company

Bond or Policy Number:	8194-80-05
Effective Date:	October 1, 2007

Except as provided below:

Item 9.	The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers 490P8 1296 such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10.	The liability of the Underwriter is subject to the terms of the following endorsements attached hereto:
XS100 ED. 5-05

/s/ Bruce Backberg                                                                /s/ Brian MacLean
Secretary                                                      President

Executed this                                                   day of                        , 20 .Countersigned

XS100 Ed. 5-05
Page 2 of 5                                                                                                           © 2005 The Travelers Companies, Inc.

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1, Underlying Coverage

A.
The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B.
In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured’s failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C.
If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter, This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter,

XS100 Ed. 5-05
© 2005 The Travelers Companies, Inc.

D.
Except as provided in Sections 2.D. and 2.E, below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E.
Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A.
Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B.
The Underwriter’s maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter’s maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C.
Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

D.
In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E.
In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5. (A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A.
The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this

XS100 Ed. 5-05

Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form,

B.
The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C.
Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D.	Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 50SF, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A.
The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B.
The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

Section 6. Single Loss Defined                                                                           Underwriter of its desire to cancel this Excess Follow
Form in accordance with the conditions and limitations
As used herein, Single Loss shall be defined as that                                                                                        of any Bond or Policy identified in Item 5. of the
term, or any similar term, as defined in the Bond or                                                                                        Declarations, (b) immediately upon the receipt by the
Policy identified in Item 8. of the Declarations.                                                                                        Underwriter of a written notice from the Insured of its
desire to cancel this Excess Follow Form, or (c)
Section 7. Cancellation of this Excess Follow Form                                                                                                   immediately upon cancellation, termination or
by the Underwriter or the Insured                                                                          nonrenewal of the Underlying Bond or Policy identified
in Item 8. of the Declarations, whether by the Insured
This Excess Follow Form terminates as an entirety                                                                                        or the applicable Underwriter.
upon occurrence of any of the following: (a) after the
receipt by the Insured of a written notice from the

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

XS100 Ed. 5-05
© 2005 The Travelers Companies, Inc.                                                                                                                                  Page 5 of 5

TRAVELERS

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND BROKER COMPENSATION

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, or you may request a written copy from Marketing at One TowerSquare, 2GSA, Hartford, CT 06183.

ND044 Rev. 8-05

TRAVELERS

HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

•	better protects the interests of all parties;
•	helps Travelers to try to resolve losses or claims more quickly; and
•	often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department
Travelers
Mail Code NBO8F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

Pro.E&O.Claim.Reporting~SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage, Contact your agent or broker if you have any questions about coverage.

N0059 Ed. 11-06                                                                    -1-
© 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

  © 2005 The Travelers Companies, Inc.

COPY

DELIVERY INVOICE

Company:	ST. PAUL FIRE & MARINE INSURANCE COMPANY

FEDERATED INVESTORS INC.                                                                          Policy Inception/Effective Date: 10/01/07
FEDERATED INVESTORS TOWER                                                                          Agency Number: 3142624
1001 LIBERTY AVENUE                                                                          MARSH USA
PITTSBURGH PA 15222                                                                          Transaction Type:
RENEWAL - 490PB1296
Transaction number:
Processing date: 02/21/2008
Policy Number: 490PB1688

MARSH USA
1166 AVENUE OF THE AMERICAS
NEW YORK, NY  10036

Policy Number	Description	Amount	Surtax/ Surcharge
490PB1688	FI – INVESTMENT COMPANY BLANKET BOND	$15,000
PSPT SENT

Account Date	Due Date	Premium	Comm. Rate	Payment Plan Service Charge	Surtax/ Surcharge
10/1/2007	12/15/2007	$15,000	0%

Agents Will Not Receive Commission On Payment Plan Service Charge, Surtax Or Surcharge. Please Report These Items Separately On Your Accounts.

40724 Ed. 12-90 Printed in U.S.A.                                                                                                AGENT COPYPage 1

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
A CAPITAL STOCK COMPANY
175 WATER STREET, NEW YORK. NY 10038
FOLLOW FORM BOND
DECLARATIONS
BOND NUMBER: 259-32-93

ITEM 1.                                                                                                   NAMED INSURED: FEDERATED INVESTORS INC

ADDRESS:                             1001 LIBERTY AVE STE 2100
PITTSBURGH, PA 15222-3727

ITEM 2.                                                                                       BOND PERIOD: FROM October 1, 2007To   October 1, 2008AT
12:01 STANDARD TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3.                                                                            LIMIT OF LIABILITY: $25,000,000Excess of $25,000,000 in the Aggregate
of None

ITEM 4.	SCHEDULE OF PRIMARY UNDERLYING EXCESS POLICIES (HEREIN COLLECTIVELY THE “UNDERLYING PROGRAM”):

Primary Policy (herein “Primary Policy”):

Insurer
Policy Number	Single Loss Limit	Aggregate Limit	Deductible	Policy Period
Federal Insurance Company
81948105	$15,000,000	$15,000,000	$250,000	10/01/2007-10/01/2008

Underlying Excess PoIIcy(ies):

Insurer
Policy Number	Single Loss Limit	Aggregate Limit	Policy Period
Federal Insurance Company
F234-61-50-00	$10,000,000 Excess of $15,000,000	$10,000,000	10/01/2007-10/01/2008

7273193

63674 (10/95) COPY                                                                          1

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

#1, #2, #3, #4, #5, #6

ITEM 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy (ies) No (s) 573—83—04 such termination or cancellation to be effective as of the time this bond becomes effective.

/s/ Elizabeth M. Tuck                                                                    /s/ John L. Doyle
SECRETARY                                                               PRESIDENT

/s/ John L. Doyle
AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE                                                    DATE                      COUNTERSIGNED AT

MARSH USA, INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-3712

7273193
63674 (10/95) COPY                                                                           2

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

A CAPITAL STOCK COMPANY
175 WATER STREET, NEW YORK, NY 10038

FOLLOW FORM BOND
Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond, the words you and “your” refer to the Named insured as shown in Item 1 of the Declarations. The words “we”, “us and “our” refer to the Company providing this Bond.

In consideration of the payment of the premium and in reliance upon the statements in the Declarations and In the Application, we agree with you to provide coverage as follows:

INSURING AGREEMENT
I. Coverage

A.
We will pay on your behalf the Ultimate Net Loss in excess of the Underlying Bond as shown in Item 4 of the Declarations, but only up to an amount not exceeding our Limit of Liability as In Item 3 of the Declarations and only after the issuers of the Underlying Bond have paid or have been held liable to pay the full amount of limits of liability of the Underlying Bond. Except for the terms, definitions, conditions and exclusions of this bond, the coverage provided by this bond shall follow the terms, definitions, conditions and exclusions of the Underlying Bond as shown In Item 4 of the Declarations.

B.
The Limit of Liability shown in Item 3 of the Declarations states the most we will pay regardless of the number of Insureds, claims made or suits brought or persons, organizations making claims or bringing suits.

II. Definition

A.	Ultimate Net Loss

The term “Ultimate Net Loss” means the amount payable in settlement of the loss of the Insured after making deductions for all recoveries and for other valid and collectible Bonds, except however the Underlying Bond shown In Item 4 of the Declarations.

III.	Conditions

A.	Maintenance of Limit of Liability of Underlying Bond

The limit of liability of the Underlying Bond shall be maintained in full force and effect during the period of this bond. Under no circumstances, including but not limited to bankruptcy, insolvency or inability to pay at the issue of the Underlying Bond, will we drop down and replace the Underlying Bond or assume any obligation of the Underlying Bond.

If you fail to comply with this requirement, we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B.	Cancellation

1.	You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

63674 (10/95) COPY                                                                           1

2.
We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten- (10) days advance written notice stating when the cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than thirty- (30) days advance written notice stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in Item 1 of the Declarations will be sufficient to prove notice.

3.	The bond period will end on the day and hour stated in the cancellation notice.

4.	If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5.	If you cancel, earned premium will be calculated based on short rate tables.

6.
The first Named Insured in Item 1 of the Declarations shall act on behalf of all other lnsureds with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7,	Any of these provisions that conflict with a law that controls the cancellation of the insurance in this bond is changed by this statement to comply with that law.

C.	Cancellation of Underlying Insurance Bond

This bond is canceled upon cancellation of the Underlying Bond. You must promptly notify us of the cancellation of the Underlying Bond. Such notice must be made when you send a notice of cancellation of the Underlying Bond to, or when you receive such notice from, the issuer of the Underlying Bond.

D.	Changes to Underlying Bond

You must promptly notify us of any changes to the Underlying Bond which are made after its inception. Any changes made to the Underlying Bond after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the Underlying Bond.

E.	Notice of Claim or Loss

You must notify us in writing as soon as practicable when you become aware of any claim or loss under the Underlying Bond or any bond which may give rise to any claim or loss under this bond.

F.	Payment of Premium

The first named Insured shown in Item 1 of the Declarations shall be responsible for payment of all premiums when due.

In Witness Whereof, we have caused this bond to be executed and attested, but this bond shall not be valid unless countersigned by one of our duly authorized representatives, where required by law.

/s/ Elizabeth M. Tuck                                                                    /s/ John L. Doyle
SECRETARY                                                               PRESIDENT

63674 (10/95) COPY                                                                           2

ENDORSEMENT# 1

This endorsement, effective 12:01 am October 1, 2007                                                                                                                     forms a part of
policy number 259-32-93

issued to FEDERATED INVESTORS INC

by           National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

                       /s/ John L. Doyle
AUTHORIZED REPRESENTATIVE

END 001
89644 (7/05) COPY                                                                     Page 1 of 1

ENDORSEMENT# 2

This endorsement, effective 12:01 am October 1, 2007                                                                                                                     forms a part of
policy number 259-32-93

issued to FEDERATED INVESTORS INC

by           National Union Fire Insurance Company of Pittsburgh, Pa.

PENNSYLVANIA AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy; and 2) “named Insured” and “Insured” mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page.
The following is added and supercedes any provision to the contrary:

Cancellation/Nonrenewal

Cancelling a policy midterm is prohibited except if:
1)         A condition material to insurability has changed substantially;
2)         Loss of reinsurance or a substantial decrease in reinsurance has occurred;
3)         Material misrepresentation by the Insured;
4)         Policy was obtained through fraud;
5)         The Insured has failed to pay a premium when due;
6)         The Insured has requested cancellation;
7)         Material failure to comply with terms;
8)         Other reasons that the commissioner may approve.
Notice Requirements for Midterm Cancellation and Nonrenewal
Notice shall be mailed by registered or first class mail by the Insurer directly to the named Insured. Written notice will be forwarded directly to the named Insured at least sixty (60) days in advance of the termination date unless one or more of the following exists:

1)
The Insured has made a material misrepresentation which affects the insurability of the risk, in which case the prescribed written notice of cancellation shall be forwarded directly to the named Insured at least fifteen (15) days in advance of the effective date of termination.

2)
The Insured has failed to pay a premium when due, whether the premium is payable directly to the Insurer or its agents or indirectly under a premium finance plan or extension of credit, in which case the prescribed written notice of cancellation shall be forwarded directly to the named insured at least fifteen (15) days in advance of the effective date of termination.

3)
The policy was cancelled by the named Insured, in which case written notice of cancellation shall not be required and coverage shall be terminated on the date requested by the Insured. Nothing in these three sections shall restrict the Insurer’s right to rescind an insurance policy ab initio upon discovery that the policy was obtained through fraudulent statements, omissions or

END 002
52165 (6/07) COPY                                                                     Page 1 of 2

ENDORSEMENT# 2                                                   (continued)

concealment of fact material to the acceptance of the risk or to the hazard assumed by the Insurer.

The notice shall be clearly labeled “Notice of Cancellation” or “Notice of Nonrenewal”. A midterm cancellation or nonrenewal notice shall state the specific reasons for the cancellation or nonrenewal. The reasons shall identify the condition or loss experience which caused the midterm cancellation or nonrenewal. The notice shall provide sufficient information or data for the Insured to correct the deficiency.

A midterm cancellation or nonrenewal notice shall state that, at the Insured’s request, the Insurer shall provide loss information to the Insured for at least three years or the period of time during which the Insurer has provided coverage to the Insured, whichever is less, Loss information on the Insured shall consist of the following:

1)	information on closed claims, including date and description of occurrence, and amount of payments, if any;

2)	Information on open claims, including date and description of occurrence, amount of payment, if any, and amount of reserves, if any;

3)	Information on notices of occurrence, including date and description of occurrence and amount of reserves, if any.

The Insured’s written request for loss information must be made within ten (10) days of the Insured’s receipt of the midterm cancellation or nonrenewal notice. The Insurer shall have thirty (30) days from the date of receipt of the Insured’s written request to provide the requested information.

Notice of Increase in Premium

The Insurer shall provide not less than thirty (30) days notice to the Insured of an increase in renewal premium. The notice of renewal premium increase will be mailed or delivered to the Insured’s last known address. If notice is mailed, it will be by registered or first class mail.

Return of Unearned Premium

Cancellation Initiated By Insurer - Unearned premium must be returned to the Insured not later than ten (10) business days after the effective date of termination.

Cancellation Initiated by Insured - Unearned premium must be returned to the Insured not later than thirty (30) days after the effective date of termination.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

                    /s/ John L. Doyle
AUTHORIZED REPRESENTATIVE

END 002
52165 (6/07) COPY                                                                     Page 2 of 2

RIDER# 3

This rider, effective                                           12:01 am October 1, 2007 forms a part of
bond number 259-32-93
issued to FEDERATED INVESTORS INC

by National Union Fire Insurance Company of Pittsburgh, Pa.

RELIANCE UPON OTHER CARRIER’S APPLICATION

In granting coverage under this policy, it is agreed that the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous policy applications, and their attachments and materials, for which this policy is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and the Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statement were so given and that in connection therewith the Insureds hereby reaffirm each and every statement made in our application to Chubb Group of Insurance Companies as accurate as of October 1, 2005 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the insurer, are the basis of this policy and are to be considered as incorporated into this policy.

TYPE OF POLICY APPLICATION
Investment Company Asset protection Bond

CARRIER
Chubb Group of Insurance Companies

DATE SIGNED
June 21, 2006

ALL OTHER TERMS, CONDITIONS AND LIMITATIONS REMAIN UNCHANGED.

                       /s/ John L. Doyle
AUTHORIZED REPRESENTATIVE
COPY                                  RIDER 3

RIDER# 4

This rider, effective                                           12:01 am October 1, 2007 forms a part of
bond number 259-32-93
issued to FEDERATED INVESTORS INC

by National Union Fire Insurance Company of Pittsburgh, Pa.

DROP DOWN RIDER

It is agreed that:

1.
It is a condition of the attached bond that the underlying bond(s) shall be maintained in full effect in the amount of $25,000,000 during the period of the attached bond except for any reduction in the aggregate Limit(s) of Liability contained therein solely by payment of claims.

2.
If, by reason of the payment of any claim or claims, by Underwriters during the period of the attached bond which reduces the aggregate Limits of Liability of the underlying bond, the attached bond shall apply excess of the reduced aggregate Limits of Liability of the underlying bond. In the event of the exhaustion of the underlying limit(s), the attached bond shall continue in force as primary insurance, and the Deductible set forth in the Schedule of the primary bond shall apply to the attached bond.

3.	However, in the event of any reinstatement of the underlying aggregate Limit(s) of Liability, the attached bond shall apply as excess of the reinstated underlying agreement Limit(s) of Liability.

4.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

                    /s/ John L. Doyle
AUTHORIZED REPRESENTATIVE
COPY                                  RIDER 4

RIDER# 5

This rider, effective                                           12:01 am October 1, 2007 forms a part of
bond number 259-32-93
issued to FEDERATED INVESTORS INC

by National Union Fire Insurance Company of Pittsburgh, Pa.

CO-SURETY RIDER

It is agreed that:

1.	The term “Underwriter” as used in the attached bond shall be construed to mean, unless otherwise specified in the rider, all of the Companies executing the attached bond,

2.
Each of said companies shall be liable only for such proportion of any Single Loss under the attached bond as the amount underwritten by such Company as specified in the Schedule forming a part hereof, bears to the Aggregate Limits of Liability of the attached bond, but in no event shall any of said Companies be liable for an amount greater than that underwritten by it.

3.	In the absence of a request from any of said Companies to pay premium directly to it, premiums for the attached bond may be paid to the Controlling Company for the account of all said companies.

4.
In the absence of a request from any of said Companies that notice of claim and proof of loss be given to or filed directly with it, the giving of such notice to and the filing of such proof with, the Controlling Company shall be deemed to be in compliance with the conditions of the attached bond for the giving of notice of loss and the filing of proof of loss, if given and filed in accordance with said conditions.

5.
The Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the attached bond as an entirety or as to any Employee, and any notice so given shall terminate or cancel the liability of all said Companies.

6.
Any Company other than the Controlling Company may give notice in accordance with the terms of the attached bond, terminating or canceling the entire liability of such other Company under the attached bond or as to any Employee.

7.
In the absence of a request from any of said Companies that notice of termination or cancellation by the Insured of the attached bond in its entirety be given to or filed directly with it, the giving of such notice in accordance with the terms of the attached bond to the Controlling Company shall terminate or cancel the liability of all of said Companies as an entirety. The Insured may terminate or cancel the entire liability of any Company, other than the Controlling Company, under the attached bond by giving notice of such termination or cancellation to such other Company, and shall send copy of such notice to the Controlling Company.

COPY                                                      RIDER 5

RIDER# 5                                (Continued)

This rider, effective                                           12:01 am October 1, 2007 forms a part of
bond number 259-32-93
issued to FEDERATED INVESTORS INC

by National Union Fire Insurance Company of Pittsburgh, Pa.

8.
In the event of the termination or cancellation of the attached bond as an entirety, no Company shall be liable to the Insured for a greater proportion of any return premium due the Insured than the amount underwritten by such Company bears to the Aggregate Limit of Liability of the attached bond.

9.
In the event of termination or cancellation of the attached bond as to any Company, such Company alone shall be liable to the insured for any return premium due the Insured on account of such termination or cancellation. The termination or cancellation of the attached bond as to any Company other than the Controlling Company shall not terminate or cancel or otherwise affect the liability of the other Companies under the attached bond.

Controlling Company

Underwritten for the sum of $16,666,666 part of National Union Fire Insurance $25,000,000 Single Loss Limit of Liability/Aggregate of Pittsburgh, Pa.

By:______________________
Authorized Representative
George Blume

Underwritten for the sum of $8,333,334 part of ST Paul Mercury Insurance $25,000,000 Single Loss Limit of Liability/Aggregate Company

By:______________________
Authorized Representative

                       /s/ John L. Doyle
AUTHORIZED REPRESENTATIVE
COPY                                  RIDER 5

RIDER# 6

This rider, effective                                           12:01 am October 1, 2007 forms a part of
bond number 259-32-93
issued to FEDERATED INVESTORS INC

by National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE
63674 63675 89644 52165 MNSCPR MNSCPR MNSCPR 78859	10/95 10/95 07/05 06/07 10/01
FOLLOW FORM BOND – DEC
FOLLOW FORM BOND – GUTS
COVERAGE TERRITORY ENDORSEMENT (OFAC)
PENNSYLVANIA AMENDATORY – CANCELLATION/NONRENEWAL
RELIANCE UPON OTHER CARRIER’S APPLICATION
DROP DOWN RIDER
CO-SURETY RIDER
FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

                       /s/ John L. Doyle
AUTHORIZED REPRESENTATIVE

END 006
78859 (10/01) COPY                                                                     Page 1 of 1

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group. Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

91222 (7/06)